Exhibit 99.1

FameWave Announces Clinical Collaboration with Bristol Myers Squibb for the Planned Phase 1/2 Trial in Non-Small Cell Lung Cancer to Evaluate Immuno-Oncology Candidate CM-24 in Combination with Nivolumab (Opdivo®)

TEL AVIV, Israel, April 12, 2019 (GLOBE NEWSWIRE) -- FameWave Ltd. a privately held biopharmaceutical company developing CM-24, which is being acquired by Kitov Pharma Ltd.  (NASDAQ/TASE: KTOV), today announced the signing of a clinical collaboration with Bristol Myers Squibb Company (NYSE:BMY) to evaluate the combination of CM-24, FameWave’s monoclonal antibody targeting the novel immune checkpoint carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), with nivolumab (Opdivo®), a PD-1 inhibitor, in patients with non-small cell lung cancer (NSCLC).

FameWave and Bristol Myers Squibb will coordinate on the protocol design for the Phase 1/2 clinical trial in a well-defined patient population with NSCLC. Under the terms of the agreement, FameWave will fund and sponsor the study and Bristol Myers Squibb will supply nivolumab.

“FameWave’s collaboration with Bristol-Myers Squibb, a global leader in immuno-oncology, is a crucial step to begin evaluation of CM-24 in combination with a PD-1 inhibitor,” said Dr. Michael Schickler, chief executive officer of FameWave. “We look forward to evaluating CM-24 in NSCLC since we believe it has a great potential as a novel immune checkpoint to be used in combination therapies for a variety of hard-to-treat cancers.”

About CEACAM1 and CM-24

CM-24 is a humanized monoclonal antibody directed against carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor lymphocytes and is up-regulated in several cancer types. Preclinical studies have shown evidence that CM-24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein.

As part of the recently announced agreement for the acquisition of FameWave by Kitov Pharma Ltd. (NASDAQ/TASE: KTOV), cCAM BioTherapeutics Ltd., a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, is returning the rights to CM-24 to former cCAM shareholders and founders of FameWave, following an initial Phase 1 dose ranging study of CM-24 as single agent. Kitov’s acquisition of FameWave is pending completion of certain closing conditions, including FameWave entering this collaboration agreement for CM-24 with Bristol Myers Squibb.

Forward-Looking Statements and Safe Harbor Statement

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For further information, contact:

Dr. Michael Schickler
CEO